SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G/A
(Rule 13-d-102)

(Amendment No. 1)

Questar Assessment, Inc.

(Name of Issuer)

Common Stock, $.0001 Par Value Per Share

(Title of Class of Securities)

891546106

(CUSIP Number of Class of Securities)

July 15, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☒	RULE 13d-1(c)
☐	RULE 13d-1(d)

CUSIP NO. 891546106

1) Name of Reporting Person

Wynnefield Partners Small Cap Value, L.P.

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: Delaware

NUMBER OF SHARES	5) Sole Voting Power:
61,700 Shares
BENEFICIALLY OWNED	6) Shared Voting Power
BY EACH REPORTING	0
7) Sole Dispositive Power:
PERSON WITH	61,700 Shares
8) Shared Dispositive Power
0

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
61,700 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares  ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
2.0%

12) Type of Reporting Person (See Instructions) PN

CUSIP NO. 891546106

1) Name of Reporting Person

Wynnefield Partners Small Cap Value, L.P. I

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: Delaware

NUMBER OF SHARES	5) Sole Voting Power:
112,877 Shares
BENEFICIALLY OWNED	6) Shared Voting Power
BY EACH REPORTING	0
7) Sole Dispositive Power:
PERSON WITH	112,877 Shares
8) Shared Dispositive Power
0

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
112,877 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares  ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
3.6%

12) Type of Reporting Person (See Instructions) PN

CUSIP NO. 891546106

1) Name of Reporting Person

Wynnefield Small Cap Value Offshore Fund, Ltd.

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: Delaware

NUMBER OF SHARES	5) Sole Voting Power:
81,600 Shares
BENEFICIALLY OWNED	6) Shared Voting Power
BY EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
81,600 Shares
8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
81,600 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares  ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
2.6%

12) Type of Reporting Person (See Instructions) CO

CUSIP NO. 891546106

1) Name of Reporting Person

Channel Partnership II, L.P.

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: New York

NUMBER OF SHARES	5) Sole Voting Power:
30,700 Shares
BENEFICIALLY OWNED BY	6) Shared Voting Power
EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
30,700 Shares
8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
30,700 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares  ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.0%

12) Type of Reporting Person (See Instructions) PN

CUSIP NO. 891546106

1) Name of Reporting Person

Wynnefield Capital, Inc. Profit Sharing Plan

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: Delaware

NUMBER OF SHARES	5) Sole Voting Power:
50,010 Shares
BENEFICIALLY OWNED BY	6) Shared Voting Power
EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
50,010 Shares
8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
50,010 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares  ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.6%

12) Type of Reporting Person (See Instructions) CO

CUSIP NO. 891546106

1) Name of Reporting Person

Wynnefield Capital Management, LLC

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: New York

NUMBER OF SHARES	5) Sole Voting Power:
174,577 Shares (1)
BENEFICIALLY OWNED BY	6) Shared Voting Power
EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
174,577 Shares (1)
8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
174,577 Shares (1)

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares  ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
5.6% (1)

12) Type of Reporting Person: OO (Limited Liability Company)

(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP NO. 891546106

1) Name of Reporting Person

Wynnefield Capital, Inc.

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization:    Cayman Islands

NUMBER OF SHARES	5) Sole Voting Power:
81,600 Shares (1)
BENEFICIALLY OWNED BY	6) Shared Voting Power
EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
81,600 Shares (1)
8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
81,600 Shares (1)

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares  ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
2.6% (1)

12) Type of Reporting Person (See Instructions) CO

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP NO. 891546106

1) Name of Reporting Person

Nelson Obus

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: United States

NUMBER OF SHARES	5) Sole Voting Power:
336,887 Shares (1)
BENEFICIALLY OWNED BY	6) Shared Voting Power
EACH REPORTING	0
PERSON WITH	7) Sole Dispositive Power:
336,887 Shares (1)
8) Shared Dispositive Power
0

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
336,887 Shares (1)

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares  ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
10.8%

12) Type of Reporting Person (See Instructions) IN

(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Channel Partnership II, L.P. and Wynnefield Capital, Inc. Profit Sharing Plan, because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.), the general partner of Channel Partnership II, L.P. and the portfolio manager of Wynnefield Capital, Inc. Profit Sharing Plan. The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP NO. 891546106

1) Name of Reporting Person

Joshua Landes

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: United States

NUMBER OF SHARES	5) Sole Voting Power:
256,177 Shares (1)
BENEFICIALLY OWNED BY	6) Shared Voting Power
EACH REPORTING	0
PERSON WITH	7) Sole Dispositive Power:
256,177 Shares (1)
8) Shared Dispositive Power
0

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
256,177 Shares (1)

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares  ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
8.2%

12) Type of Reporting Person (See Instructions) IN

(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd., because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.). The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of

Common Stock covered by this Statement.

ITEM 1(a).	Name of Issuer:
Questar Assessment, Inc.
ITEM 1(b).	Address of Issuer's Principal Executive Offices:

4 Hardscrabble Heights Road
PO Box 382
Brewster, NY 10509

ITEM 2(a).	Names of Persons Filing:

Wynnefield Partners Small Cap Value, L.P. ("Partners")
Wynnefield Partners Small Cap Value, L.P. I ("Partners I")
Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund")
Channel Partnership II, L.P. ("Channel")
Wynnefield Capital, Inc. Profit Sharing Plan (the "Plan")
Wynnefield Capital Management, LLC ("WCM")
Wynnefield Capital, Inc. ("WCI")
Nelson Obus
Joshua Landes

ITEM 2(b).	Address of Principal Business Office Or, If None, Residence:

450 Seventh Avenue, Suite 509, New York, New York 10123

ITEM 2(c).	Citizenship:

Partners and Partners I are Delaware limited partnerships.
Fund and WCI are Cayman Islands companies.
WCM is a New York limited liability company.
Channel is a New York limited partnership.

The Plan is a Delaware corporation.
Mr. Obus is a United States citizen
Mr. Landes is a United States citizen

ITEM 2(d).	Title of Class of Securities:

Common Stock, $.0001 Par Value Per Share

ITEM 2(e).	CUSIP Number: 891546106

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐ Broker or dealer registered under Section 15 of the Act.

☐ Bank as defined in Section 3(a)(6) of the Act.

☐ Insurance company as defined in Section 3(a)(19) of the Act.

☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

This statement is filed pursuant to Rule 13d-1(c).

ITEM 4.	Ownership:

(a) Amount beneficially owned by all reporting persons: 336,887 Shares

(b) Percent of class: 10.8% of Common Stock.

(c) Number of shares as to which the reporting persons have:

(i) sole power to vote or to direct the vote:
336,887 Shares
(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition:
336,887 Shares
(iv) shared power to dispose or to direct the disposition:

ITEM 5.	Ownership of five percent or less of a class.

Not applicable.
ITEM 6.	Ownership of more than five percent on behalf of another person.

Not applicable.
ITEM 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.
ITEM 8.	Identification and classification of members of the group.

See Item 2 (a) - (c).
ITEM 9.	Notice of dissolution of group.

Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated: July 21, 2008

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member
WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
By:	Wynnefield Capital, Inc.
	By:	/s/ Nelson Obus
Nelson Obus, President
CHANNEL PARTNERSHIP II, L.P.
	By:	/s/ Nelson Obus
Nelson Obus, General Partner
WYNNEFIELD CAPITAL MANAGEMENT, LLC
	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member
WYNNEFIELD CAPITAL, INC.
	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN
	By:	/s/ Nelson Obus
Nelson Obus, Portfolio Manager

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually